

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Darryl Payne
Chief Executive Officer
TV Channels Network Inc.
7582 Law Vegas Blvd. South
Las Vegas, Nevada 89123

>           **Re:  TV Channels Network Inc.**
>                **Amendment No. 1 to Offering Statement on Form 1-A**
>                **Filed June 21, 2024**
>                **File No. 024-12435**

Dear Darryl Payne:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover page

1.      We note your response to prior comment 1 and language added to the cover page. Please make corresponding changes to Summary and the Subscription Agreement. Furthermore, revise your disclosure, including the subscription agreement, to describe the process for accepting/rejecting subscriptions including the reasons for accepting/rejecting subscriptions, and the mechanics of settlement including whether you are doing closings on each individual subscription or will you bundle subscriptions together.

Exhibits

2.      We note your response to prior comment 7. Please file as an exhibit the amendment that you filed with the Nevada Secretary of State to correct the clerical error.

3.      Please revise the Subscription Agreement to include the signature of the correct entity, or tell us why it is not required. In that regard, we note that the Subscription Agreement references Hightimes Holding Corp in the signature block.

        Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology